Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH COMMENTS ON NEWS ARTICLES

JERSEY CITY, N.J. —June 14, 2011 - Fundtech Ltd., in response to recent news articles, today confirmed that it is in preliminary discussions regarding potential transactions.  The company is regularly involved in discussions with parties regarding potential transactions, including potential acquisitions and other business combination transactions, and is having discussions of this kind at this time.  One of the transactions currently being discussed is a merger transaction with a company based in the United States of America.  In addition, the company was recently approached by a multinational corporation to express its interest in entering into a transaction to acquire the company.  No agreement has been reached regarding a transaction and there can be no assurances that any transaction will result from the current preliminary discussions, or whether any such transaction would be structured as a cash or stock acquisition. If these discussions result in an agreement regarding a transaction, there can be no assurances that any transaction will be completed. The company does not intend to make any additional comments regarding this matter unless and until a formal agreement has been reached or it is otherwise required to make an announcement.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2010, including general economic and market conditions, changes in regulations and taxes and changes in competition in the pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

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